SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Daqo New Energy Corp.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G26583 107

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. G26583 107	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Weidong Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

5,949,666 ordinary shares held by Ace Pro Holdings Limited (“Ace Pro”), a British Virgin Islands company jointly owned and controlled by Weidong Chen, Jinhong Cai, Jinrong Xiao and Defu Ji.

	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,949,666 ordinary shares held by Ace Pro.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,949,666 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. G26583 107	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Jinhong Cai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,949,666 ordinary shares held by Ace Pro.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,949,666 ordinary shares held by Ace Pro.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,949,666 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. G26583 107	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Jinrong Xiao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,949,666 ordinary shares held by Ace Pro.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,949,666 ordinary shares held by Ace Pro.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,949,666 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. G26583 107	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Defu Ji
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,949,666 ordinary shares held by Ace Pro.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,949,666 ordinary shares held by Ace Pro.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,949,666 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. G26583 107	13G	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Ace Pro Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

5,949,666 ordinary shares. Weidong Chen, Jinhong Cai, Jinrong Xiao and Defu Ji, as the joint shareholder of Ace Pro, may also be deemed to have shared voting power with respect to these ordinary shares held by Ace Pro.

	6	SHARED VOTING POWER 0
7

SOLE DISPOSITIVE POWER

5,949,666 ordinary shares. Weidong Chen, Jinhong Cai, Jinrong Xiao and Defu Ji, as the joint shareholder of Ace Pro, may also be deemed to have shared dispositive power with respect to these ordinary shares held by Ace Pro.

	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,949,666 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. G26583 107	13G	Page 7 of 10 Pages

ITEM 1	(a).	NAME OF ISSUER:

Daqo New Energy Corp.

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

666 Longdu Avenue Wanzhou, Chongqing 404000 People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Weidong Chen Jinhong Cai Jinhong Xiao Defu Ji Ace Pro Holdings Limited

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

For all Reporting Persons: c/o 66 Xinzhong Road Xinba, Yangzhong, Jiangsu Province People’s Republic of China

ITEM 2	(c)	CITIZENSHIP:

Weidong Chen - People’s Republic of China.

Jinhong Cai - People’s Republic of China.

Jinhong Xiao - People’s Republic of China.

Defu Ji - People’s Republic of China.

The place of organization of Ace Pro Holdings Limited is the British Virgin Islands.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2	(e).	CUSIP NUMBER:

G26583 107

ITEM 3.	Not Applicable

CUSIP NO. G26583 107	13G	Page 8 of 10 Pages

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the ordinary shares of Daqo New Energy Corp. (the “Ordinary Shares”) by the reporting persons is provided as of December 31, 2011:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Weidong Chen	5,949,666	3.4%	0	5,949,666	0	5,949,666

Jinhong Cai	5,949,666	3.4%	0	5,949,666	0	5,949,666

Jinhong Xiao	5,949,666	3.4%	0	5,949,666	0	5,949,666

Defu Ji	5,949,666	3.4%	0	5,949,666	0	5,949,666

Ace Pro Holdings Limited	5,949,666	3.4%	5,949,666	0	5,949,666	0

Ace Pro is the registered holder of 5,949,666 Ordinary Shares. Weidong Chen, Jinhong Cai, Jinhong Xiao and Defu Ji are the ultimate joint shareholders of Ace Pro. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Weidong Chen, Jinhong Cai, Jinhong Xiao and Defu Ji may be deemed to jointly beneficially own all of the Ordinary Shares held by Ace Pro.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATIONS:

Not applicable

CUSIP NO. G26583 107	13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

Weidong Chen	/s/ Weidong Chen
Name: Weidong Chen

Jinhong Cai	/s/ Jinhong Cai
Name: Jinhong Cai

Jinhong Xiao	/s/ Jinhong Xiao
Name: Jinhong Xiao

Defu Ji	/s/ Defu Ji
Name: Defu Ji

Ace Pro Holdings Limited	/s/ Weidong Chen
Name: Weidong Chen
Title: Director

CUSIP NO. G26583 107	13G	Page 10 of 10 Pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement